Paramount Group, Inc. 1633 Broadway, Suite 1801 New York, NY 10019 Tel 212-237-3100

July 8, 2016

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Mr. Robert F. Telewicz, Jr.

Branch Chief

Office of Real Estate and Commodities

Re:	Paramount Group, Inc.

Form 10-K for the year ended December 31, 2015

Filed February 25, 2016

File No. 001-36746

Dear Mr. Telewicz,

The following letter sets forth our response to the comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) as set forth in the Staff’s letter (the “Comment Letter”) to Mr. Wilbur Paes, Executive Vice President, Chief Financial Officer and Treasurer of Paramount Group, Inc. (the “Company”) with respect to the Company’s Form 10-K for the year ended December 31, 2015. For ease of reference and to facilitate the Staff’s review, we have included in italics, the Staff’s comment before our response.

Mr. Robert F. Telewicz, Jr.

Branch Chief

Division of Corporation Finance

Securities and Exchange Commission

July 8, 2016

Form 10-K for the Fiscal Year Ended December 31, 2015

Item 7. Management discussion and analysis of financial condition and results of operations, page 46

1.

Please tell us whether non-core income meets the definition of a non-GAAP measure in accordance with Item 10(e) of Regulation S-K and provide us with the basis for your conclusion.  To the extent you determine that this measure is a non-GAAP measure, please explain to us how you have met all of the disclosure requirements of Item 10(e) of Regulation S-K.

The Company does not believe that “non-core income” as disclosed in Management’s Discussion and Analysis of Financial Condition and Results of Operations in the table on page 48 of the Company’s Annual Report on Form 10-K, is a non-GAAP financial measure as defined in Item 10(e) of Regulation S-K. As noted in the introductory paragraph to the table on page 48, non-core income is simply the difference between funds from operations (“FFO”) and core funds from operations (“Core FFO”), which are non-GAAP financial measures used by the Company. Non-core income provides quantitative information regarding the difference between these two non-GAAP financial measures. As such, non-core income just represents the aggregate of the reconciling amounts excluded from FFO to arrive at Core FFO. Under Item 10(e) of Regulation S-K, a “non-GAAP financial measure” is defined as “a numerical measure of a registrant’s historical or future financial performance, financial position or cash flows” that includes or excludes items that are not included or excluded from the most directly comparable GAAP measure. The Company does not intend to present non-core income as, and does not believe that non-core income is, a measure of the registrant’s financial performance, financial position or cash flows. The Company uses FFO and Core FFO as supplemental measures of the Company’s operating performance and does believe that these measures constitute non-GAAP financial measures under Item 10(e) of Regulation S-K. Notwithstanding the foregoing, in future filings the Company will revise its disclosure to delete the aforementioned table where the term non-core income appears.

Item 8. Financial statements and supplementary data, page 74

Combined consolidated statements of cash flows, page 82

2.

Please explain to us why the increase in real estate investments is presented as a component of cash used in operating activities rather than investing activities on the combined consolidated statements of cash flows.  In your response, explain to us how you determined your real estate fund investments qualify for net cash flow reporting in accordance with ASC Topic 230-10-45-7 through 230-10-45-9.  Also, please tell us where the increase in preferred equity investment is reported on the combined consolidate statements of cash flows. Within your response, please reference the authoritative accounting literature you relied upon.

The Company would like to clarify that increases in real estate investments are presented as a component of cash used in investing activities under the caption “acquisitions of, and additions to, rental properties” on the Company’s combined consolidated statement of cash flows.  However, increases in real estate fund investments are presented as a component of cash used in operating activities rather than as cash used in investing activities. Pursuant to ASC 230-10-20, “…operating activities include all transactions and other events that are not defined as investing or financing activities. Operating activities generally involve producing and delivering goods and providing services.” Since the primary purpose of the real estate fund business is to invest in real estate assets, purchases and sales of investments are part of the operations and as such, are presented as an operating activity in the funds’ financial statements. With the exception of the Residential Fund, which is carried at historical cost, all of the Company’s funds qualify as “investment companies” pursuant to ASC Topic 946, as amended, and are accounted for at fair value. In determining the Company’s accounting treatment for real estate fund investments, including its presentation on the statement of cash flows, the Company considered the guidance in ASC 810-10-25-15, which states in part that “…for the purposes of consolidating a subsidiary subject to guidance in an industry-specific Topic, an entity shall retain the industry-specific guidance applied by that subsidiary.” Accordingly, the Company retained the basis of accounting and the related cash flow treatment in its combined consolidated financial statements.

Mr. Robert F. Telewicz, Jr.

Branch Chief

Division of Corporation Finance

Securities and Exchange Commission

July 8, 2016

In determining whether real estate fund investments qualified for net cash flow reporting, the Company considered the guidance in ASC 230-10-45-2, which states in part that “…net cash flow from operating activities, which generally provides information about the net effects of operating transactions and other events that affect net income and operating cash flows in different periods”, shall be provided in the statement of cash flows. The Company separately discloses in Note 4 to its combined consolidated financial statements, the gross acquisition and disposition activity of real estate fund investments, and the cash flows from real estate funds relate to the acquisitions and dispositions of the real estate fund investments.

Preferred equity investments on the Company’s combined consolidated balance sheet represents 100% of the preferred equity investments held by PGRESS Equity Holdings L.P. (“PGRESS Equity Holdings”).  Prior to December 16, 2015, PGRESS Equity Holdings was owned by the following funds: (i) PGRESS (77.0%), (ii) PGRESS-H (3.0%) and (iii) PGRESS-A (20.0%), that were consolidated into the Company’s combined consolidated financial statements. On December 16, 2015, the Company acquired PGRESS-A and consolidated its investment in PGRESS Equity Holdings. Since the Company consolidated the underlying preferred equity investments held by PGRESS Equity Holdings both before and after the acquisition of PGRESS-A, the acquisition was treated as the acquisition of a noncontrolling interest in a consolidated joint venture. Pursuant to ASC 810-10-45-23, "…changes in a parent’s ownership interest while the parent retains its controlling financial interest in its subsidiary shall be accounted for as equity transactions (investments by owners and distributions to owners acting in their capacity as owners)." Accordingly, payments to acquire noncontrolling interests in PGRESS-A, were classified as financing activities in the statement of cash flows and included as a component of “acquisition of noncontrolling interest in consolidated joint ventures.”

2. Basis of Presentation and Significant Accounting Policies

Basis of Presentation, page 86

3.

We note your disclosure that “since the assets that we acquired from our Predecessor are no longer held by funds which qualify for investment company accounting, we account for these assets following the Formation Transactions using historical cost accounting.” However, it appears that your real estate fund investments continue to be accounted for at fair value in accordance with ASC Topic 946.  Please reconcile the apparent discrepancy for us, and revise your disclosure in future filings as necessary.

Upon completion of the Formation Transactions, the Company acquired all of the assets that were held by certain funds that were controlled by the Company’s Predecessor (the “Predecessor”), other than their interests in 60 Wall Street and a residual 2.0% interest in One Market Plaza. These funds qualified (and, to the extent they are still in existence, continue to qualify) as investment companies pursuant to ASC Topic 946, as do similarly structured funds that have been established following the completion of the Formation Transactions. Accordingly, prior to the Formation Transactions, the results of these funds were included in the Predecessor’s historical combined consolidated financial statements and were accounted for at fair value in accordance with ASC Topic 946. Following the Company’s acquisition of these assets from these funds, the Company has accounted for them using historical cost accounting. The Company has continued to account for the assets that these funds continued to own following the Formation Transactions (and the assets owned by subsequently established funds that qualify as investment companies pursuant to ASC Topic 946) at fair value. In future filings, in order to clarify this disclosure, the Company will revise the disclosure to more specifically indicate that “[h]owever, as a result of our acquisition of these assets from the Property Funds in the Formation Transactions, we account for these assets following the Formation Transactions using historical cost accounting whereas, prior to the Formation Transactions, the Predecessor had accounted for these assets using the specialized accounting applicable to investment companies because, prior to the Formation Transactions, they had been held by the Property Funds, which qualified for investment company accounting.”

Mr. Robert F. Telewicz, Jr.

Branch Chief

Division of Corporation Finance

Securities and Exchange Commission

July 8, 2016

Recently Issued Accounting Literature, page 89

4.

We note your disclosure that you have concluded that the adoption of ASU 2015-02 will result in the deconsolidation of your real estate fund investments.  Please explain to us how you have arrived at that conclusion.  In your response, tell us how your ownership interests in the funds (as reflected on page 90) factored into your analysis.

The Company notes for the benefit of the Staff that all of the Company’s funds are structured as limited partnerships in which the Company is the sole general partner. As the general partner of these funds, the Company is responsible for major decisions and managing the funds and is entitled to various fees in connection therewith. Prior to the adoption of ASU 2015-02, the Company was deemed to be the primary beneficiary of these funds and accordingly consolidated these funds pursuant to the guidance in ASC Topic 810. The conclusion was based on, among other factors (as referenced in the Predecessors’ letter to the SEC dated February 22, 2014), general partner control and the right to receive fees that were deemed to be variable interests.  ASU 2015-02 modified the evaluation of whether the general partner of a limited partnership should consolidate the limited partnership by, among other things, eliminating the presumption that the general partner should consolidate the limited partnership, particularly those that have fee arrangements and related party relationships. Specifically, the Company considered the following in determining the impact of the adoption of ASU 2015-02:

•

Whether a scope exception exists in relation to applying either the consolidation or variable interest guidance – The Company concluded that its real estate funds did not qualify for either of the scope exceptions.

•

Whether the real estate funds are considered to be variable interest entities (“VIEs”) or voting interest entities – The Company concluded that its real estate funds are considered to be VIEs pursuant to ASC 810-10-15-14(b), which states that a limited partnership is a VIE if “the equity holders, as a group, lack any one of the characteristics of a controlling financial interest.” This criterion was updated in ASU 2015-02, which states that a limited partnership would be considered a VIE “regardless of whether it otherwise qualifies as a voting interest entity, unless a simple majority or lower threshold of unrelated limited partners, have substantive kick-out rights or substantive participating rights.” The Company determined that a simple majority of unrelated limited partners did not have substantive kick-out rights or substantive participating rights, and accordingly, the equity holders, as a group, lack any one of the characteristics of a controlling financial interest. Therefore the Company concluded that its real estate funds were deemed to be VIEs.

Mr. Robert F. Telewicz, Jr.

Branch Chief

Division of Corporation Finance

Securities and Exchange Commission

July 8, 2016

•

Whether the fee streams represent a variable interest in the real estate funds – Pursuant to the modified criteria in ASU 2015-02 a decision maker or a service provider’s fee is deemed not to be a variable interest, if all of the following conditions are met:

o

The fees are commensurate with the level of effort required to provide those services (ASU 810-10-55-37 (a)) - The Company determined that the fees were commensurate with the level of effort required to provide the associated services. In particular, the fee structures are comparable across the Company’s funds and were negotiated with limited partners who were unrelated to the general partner.

o

The Company does not hold other interests in the real estate funds that individually, or in the aggregate, would absorb more than an insignificant amount of the VIE’s expected losses or receive more than an insignificant amount of the VIE’s expected residual returns (ASC 810-10-55-37 (c)) - The Company’s ownership interest in the real estate funds, taking into account the interest held through any related party limited partners and de facto agents, ranges from 0% to 10%, with the exception of the Residential Fund (where the Company owns a 13.365% interest). While ASC 810-10 does not specifically define the term “insignificant,” the Company determined that ownership interests in excess of 10% would not be deemed insignificant.  Accordingly, based on the Company’s ownership interests in its real estate funds, it determined that (other than the Residential Fund) it would not absorb more than an insignificant amount of the VIEs expected losses or receive more than an insignificant amount of the VIEs expected residual returns.

o

The arrangement includes only terms, conditions or amounts that are customarily present in such arrangements (ASC 81-10-55-37 (d)) - The Company evaluated the fee structure and determined that it only includes terms, conditions and amounts that are customarily present in such arrangements.

As a result of meeting all of the above criteria, the Company concluded that the fee streams do not represent a variable interest in the real estate funds.

Accordingly, the Company concluded that all of its real estate funds, with the exception of the Residential Fund, should be deconsolidated upon the adoption of ASU 2015-02.

Mr. Robert F. Telewicz, Jr.

Branch Chief

Division of Corporation Finance

Securities and Exchange Commission

July 8, 2016

We acknowledge that:

•	We are responsible for the adequacy and accuracy of the disclosure in the filing;
•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	We may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Any questions or comments with respect to the foregoing may be communicated to Wilbur Paes, Executive Vice President, Chief Financial Officer and Treasurer at (212) 237-3122.

Sincerely,

/s/Wilbur Paes

Wilbur Paes

Executive Vice President, Chief Financial Officer and Treasurer

Cc:	Peter McPhun

Kevin Richards

(Deloitte & Touche LLP)

Daniel Adams

Dave Roberts

(Goodwin Procter LLP)

Albert Behler

Gage Johnson

(Paramount Group, Inc.)